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Exhibit 21.1

Name	Percent of Capital Stock/Equity Units Owned by Steel Dynamics, Inc.	Percent of Voting Stock/Voting Units Owned by Steel Dynamics, Inc.

Dynamic Bar Products, LLC	100%	100%
Ferrous Resources, LLC	100%	100%
Iron Dynamics, Inc.	100%	100%
New Millennium Building Systems, LLC	100%	100%
Omni Dynamic Aviation, LLC	50%	50%
Paragon Steel Enterprises, LLC	50%	50%
SDI Investment Company	100%	100%
STLD Holdings, Inc.	100%	100%
Steel Dynamics Sales North America, Inc.	100%	100%